

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Mingfei Liu
Chief Operating Officer
U-BX Technology Ltd.
Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People's Republic of China

> **Re: U-BX Technology Ltd.**
> **Amendment No. 11 to Registration Statement on Form F-1**
> **Filed March 24, 2023**
> **File No. 333-262412**

Dear Mingfei Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 11 to Registration Statement on Form F-1

General

1. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

2. You state on your cover page that the Holding Foreign Companies Accountable Act (the "HFCAA"), as amended by the Consolidated Appropriations Act, 2023, has reduced the time period before a trading prohibition may apply if the PCAOB determines that it

cannot inspect your auditor to two years. However, elsewhere on your cover page and registration statement, you disclose the consequences if the PCAOB "is unable to inspect our auditors for <u>three</u> consecutive years beginning in 2021." Please revise your registration statement, including your risk factors, to consistently explain how the HFCAA, as amended, and related regulations will affect your company.

3. On your cover page and elsewhere in your disclosure you state that "[a]fter the dissolution of the VIE structure, U-BX now controls and receives the economic benefits of U-BX Beijing and its subsidiaries' business operation, if any, through equity ownership." However, your revisions do not refer to U-BX Suzhou. Please advise or revise your disclosure as appropriate to reflect the recent changes to your corporate structure.

<u>Cover Page</u>

4. You state that "[a]s a holding company with no material operations of our own, we conduct our operations in China through . . . Suzhou Youjiayoubao Technology Co., Limited, or U-BX Suzhou, <u>and its subsidiaries</u>." However, your disclosure, including the organizational diagram on page 3 of your prospectus, does not describe the subsidiaries of Suzhou Youjiayoubao Technology Co., Limited ("U-BX Suzhou"), if any. Please advise and clarify your disclosure as appropriate.

<u>Our Customers and Suppliers, page 9</u>

5. Your revised disclosure states that for the six months ended December 31, 2022 and December 31, 2021, one customer accounted for 20.8% and 11.4% of your revenue, respectively, and that two customers accounted for 61.1% and 16.0% of the total balance of accounts receivable as of December 31, 2022. Please revise to disclose the material terms of your agreements with these customers, including, but not limited to, the terms and termination provisions. Identify the customers and file any agreement as an exhibit, or tell us why it is not required. Refer to Items 4.B.6. and 19 of Form 20-F. Additionally, please reconcile your disclosure that one customer accounted for 63.8% of your total balance of accounts receivable as of December 31, 2022 on page 90 of your prospectus with your disclosure on page 9 stating that one customer accounted for 61.1% of this balance as of the same date.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William S. Rosenstadt